[Letterhead of Eversheds Sutherland (US) LLP]

August 23, 2017

VIA EDGAR

James E. O’Connor, Esq.

Kathy Churko

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oxford Lane Capital Corp.

Post-Effective Amendment No. 9 to the Registration Statement on Form N-2 filed on June 19, 2017 (File Nos: 333-205405; 811-22432)

Dear Mr. O’Connor and Ms. Churko:

On behalf of Oxford Lane Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on August 1, 2017 and August 2, 2017, with respect to Post-Effective Amendment No. 9 to the Company’s registration statement on Form N-2 (File Nos. 333-205405 and 811-22432), filed with the Commission on June 19, 2017 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Accounting Comments

1.	Comment: Please advise the Staff whether the distribution table on page 3 of the Prospectus will be updated to reflect results for the three-months ended June 30, 2017 prior to requesting effectiveness of the Registration Statement.

Response: The Company advises the Staff that it has updated the distribution table on pages 3, 46 and 50 of the Prospectus to reflect the results for the three-months ended June 30, 2017.

2.	Comment: Based on our review of the Company’s annual report on Form N-CSR for the year ended March 31, 2017, the Company’s annual expenses should total approximately 16.07%. However, the Fees and Expenses table in the Prospectus discloses 10.66% as the total annual expenses. Please explain to the Staff why there is a difference between these two calculations and/or revise the Fees and Expenses table in the Prospectus accordingly.

James E. O’Connor, Esq.

Kathy Churko

August 23, 2017

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the Fees and Expenses table in the Prospectus accordingly.

3.	Comment: We note that page 31 of the Prospectus assumes gross assets of $453.7 million when illustrating the effects of leverage but footnote 4 to the Fees and Expenses table assumes gross assets of $446.6 million. Please advise the Staff on the reason for the difference in the assumption and/or revise the disclosure in the Prospectus accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. See page 33 of the Prospectus.

4.	Comment: We note that page F-18 of the Prospectus discloses that the costs associated with the functions performed by the Company’s chief compliance officer are paid indirectly by the Company pursuant to the terms of an agreement between the Company and Alaric Compliance Services, LLC (“Alaric”). However, similar disclosure in other parts of the Prospectus does not indicate that such costs are paid indirectly. Please advise the Staff whether the costs for the functions performed by the Company’s chief compliance officer are paid directly or indirectly by the Company and revise the disclosure accordingly.

Response: The Company supplementally advises the Staff that the Company’s administrator, BDC Partners, LLC, first pays the costs for the functions performed by the Company’s chief compliance officer pursuant to an agreement between the Company and Alaric and then the Company reimburses BDC Partners, LLC for such costs, as such, the Company considers such costs to be paid indirectly by the Company. The Company has revised certain portions of the Prospectus to clarify this disclosure. See pages 6, 14, 30, 53 and 57 of the Prospectus.

Legal Comments

5.	Comment: We note that you disclose the last reported sales price of the common stock as of the most recent practicable date on the cover page of the Prospectus. Please also disclose the discount or premium of the sales price to the Company’s then current net asset value per share.

Response: The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

James E. O’Connor, Esq.

Kathy Churko

August 23, 2017

6.	Comment: In the third paragraph on page 1 of the Prospectus, please change the first two references of “may” to “are,” and please change the fourth and sixth references of “may” to “would.”

Response: The Company has revised the above referenced disclosure in response to the Staff’s comment. See pages 1, 21 and 49 of the Prospectus.

7.	Comment: The Staff notes that the CLO market appears to have experienced significant stress recently. Accordingly on page 2 of the Prospectus, please also disclose the total return figure for the quarter ended June 30, 2017. Please also confirm whether the Company’s distributions are characterized in accordance with GAAP (i.e. whether a portion of each distribution was characterized as a return of capital based on an effective yield calculation).

Response: The Company acknowledges the Staff’s comment and has revised the Prospectus to include the total return for the quarter ended June 30, 2017. See pages 2 and 49 of the Prospectus. The Company hereby also confirms to the Staff that the Company’s distributions are characterized in accordance with GAAP.

8.	Comment: With regard to the disclosure on page 3 of the Prospectus, please explain how there can be a tax return of capital given that there were taxable distributions in excess of GAAP net investment income. If there was no such tax return of capital, remove the reference in the introduction to the table. Also, if the entire distribution is taxable, please explain footnote 1 on page 3 of the Prospectus and why the tax character is not known.

Response: The Company supplementally advises the Staff that it has not had a tax return of capital since the Company’s inception. Therefore, the Company has deleted the reference to “tax return of capital” in the introduction to the aforementioned table. With respect to footnote 1 on page 3 of the Prospectus, the Company supplementally advises the Staff that the tax characterization of distributions is only known for tax years for which a tax return has been finalized, which are all the years prior to the fiscal year ended March 31, 2017. As a result, the Company has revised footnote 1 accordingly. See pages 3, 46 and 50 of the Prospectus.

9.	Comment: The Staff notes that tax returns of capital are rare and given that CLO residuals and PFIC investments normally create tax assets, the Company is almost certain to never have tax returns of capital. Therefore, please remove the disclosure on page 4 of the Prospectus discussing the hypothetical situation where taxable earnings are less than distributions paid during the year.

Response: The Company respectfully submits that while a tax return of capital may be rare under certain circumstances, the Company may have a tax return of capital under certain market conditions. The frequency or rarity of a tax return of capital cannot be predicted with any certainty and, therefore, the Company requests to keep the disclosure as is in the event that it has a tax return of capital.

James E. O’Connor, Esq.

Kathy Churko

August 23, 2017

10.	Comment: On page 8 of the Prospectus, (i) in the second bullet under “Investment Opportunity,” please explain what is meant by “warehouse facilities” and (ii) in the fifth bullet under “Investment Opportunity,” please confirm that the statement about the junior-most debt tranches of CLO vehicles being rated “BB” or “B” is correct and explain to the Staff how can the most junior tranches of a pool of below investment grade loans be rated “BB.” Please also disclose the ratings of the tranches typically invested in by the Company.

Response: With respect to item (i), the Company supplementally advises the Staff that the disclosure on page 8 of the Prospectus explains that warehouse facilities are short and medium-term loan facilities that are generally expected to form the basis of CLO vehicles. With respect to item (ii), the Company confirms that the statement about the junior-most debt tranches of CLO vehicles being rated “BB” or “B” is correct and respectfully refers the Staff to the disclosure on pages 7 and 54 of the Prospectus, which explains the structural elements of CLO vehicles.

Moreover, the Company respectfully advises the Staff that the nature of securitization, as a practice, involves the subordination of junior tranches for the benefit of one or more senior tranches of the securitized vehicle by providing more security for the senior tranches of the vehicle. Therefore, the junior-most tranches of debt of a securitized vehicle, which are still more senior than the equity tranche, may be rated “BB” or “B” even though the underlying assets are rated below investment grade because the “BB” or “B” rating of a tranche is determined by an independent ratings agency in consideration of the overall risk profile of that debt tranche, with the underlying assets comprising the collateral pool representing a single element within the totality of that determination.

The Company has added disclosure to pages 7 and 54 to clarify that it typically invests in the equity tranches, which are not rated, and the most junior debt tranches, which are typically rated “B” or “BB,” of CLO vehicles, and has indicated the percentage of the Company’s portfolio on a fair value basis that was invested in the equity tranches of CLO vehicles as of the most recent quarter end.

11.	Comment: On page 8 of the Prospectus, please clarify what is meant by “risk retention rules” in the last bullet under “Summary Risk Factors.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to clarify what is meant by “risk retention rules.” See pages 8 and 22 of the Prospectus.

12.	Comment: In footnote 3 to the Fees and Expenses table, please add “The expenses of the dividend reinvestment plan are included in ‘other expenses.’ The plan administrator’s fees will be paid by us. We will not charge any brokerage charges or other charges to stockholders who participate in the plan. However, your own broker may impose brokerage charges in connection with your participation in the plan.” Please also advise us whether the Company may impose an asset-based distribution fee in the future.

James E. O’Connor, Esq.

Kathy Churko

August 23, 2017

Response: The Company acknowledges the Staff’s comment and has added the requested disclosure to footnote 3 to the Fees and Expenses table. The Company supplementally advises the Staff that it is not aware of any asset-based distribution fees that are available to the Company and does not intend to impose any such fees in the future.

13.	Comment: In the last sentence under the risk factor entitled “The application of risk retention…….opportunities for us” on page 20 of the Prospectus, please remove “…opportunities (and additional.” In addition, in the risk factor entitled “Investing in CLO vehicles…….impact our performance” on page 21 of the Prospectus, please remove both sentences which begin with “Because of their security………” since this is not risk disclosure.

Response: The Company acknowledges the Staff’s comment and has removed the requested disclosure from the referenced risk factors. See pages 22 and 23 of the Prospectus.

14.	Comment: As stated in the risk factor entitled “Proposed regulations may impact…..from our CLO investments” on page 25 of the Prospectus, the Treasury and IRS have recently published proposed regulations (REG-123600-15) concerning corporations seeking to qualify as a “regulated investment company,” as defined in Subchapter M of the Internal Revenue Code. Specifically, the proposed regulations, if finalized, would clarify that subpart F and PFIC inclusions in income are neither “dividends” nor other qualifying income under Section 851(b) of the Internal Revenue Code in the absence of a distribution. The Staff notes, however, that the preamble to the proposed regulations provides that the distribution requirement in the language of Section 851 is unambiguous, notwithstanding that the IRS has previously issued private letter rulings to RICs concluding otherwise. The Staff also notes that the IRS may be in the process of revoking the private letter rulings issued to other funds to which the Company refers. Accordingly, based on this unequivocal clarification of Section 851 by the Treasury, the Staff believes that the Company has no reliable basis for its belief that undistributed Subpart F income inclusions would be “good income for purposes of the 90% Income Test.” Please revise the disclosure to address the risk created by what the Treasury notes in the preamble to the proposed regulations is the plain language of the current law. Please also remove the statement on page 88 of the Prospectus which states that you believe that the income inclusions from a CLO that is a QEF or CFC would be “good income” under current law for purposes of the 90% Income Test.

Response: The Company respectfully disagrees with the proposed comment. Section 851(b)(2) provides that, in order to qualify as a RIC for U.S. federal income tax purposes, a company must, among other things, derive in each taxable year at least 90% of its gross income from certain sources (“Qualifying Income”) including dividends and “other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies” (“Other Income”). Section 851(b) provides that:

James E. O’Connor, Esq.

Kathy Churko

August 23, 2017

For purposes of [section 851(b)(2)], there shall be treated as dividends amounts included in gross income under section 951(a)(1)(A)(i) or 1293(a) for the taxable year to the extent that, under section 959(a)(1) or 1293(c) (as the case may be), there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included.

Pursuant to this provision, income included by a RIC in its gross income under section 951(a)(1)(A)(i) or 1293(a) will be treated as a dividend that is Qualifying Income if such income is distributed to the RIC in the same taxable year in which the RIC included the income. The Code is silent as to whether income included under section 951(a)(1)(A)(i) or 1293(a) will be Qualifying Income if not distributed to the RIC in the same taxable year. The IRS has issued numerous private rulings in which it determined that such income would be Qualifying Income whether or not distributed in the same taxable year. Presumably, it viewed such income as Other Income. While these rulings are binding only on the taxpayers to whom they are issued, the Company believes these rulings correctly interpret current law. There is no policy reason why amounts included under section 951(a)(1)(A)(i) or 1293(a) should be Qualifying Income only if distributed currently. Where a RIC has included such income under section 951(a)(1)(A)(i) or 1293(a), distributions of such income to the RIC are not taxable regardless of whether they are distributed currently or in future years. In addition, the income included under section 951(a)(1)(A)(i) or 1293(a) increases the shareholder’s basis in the stock of the PFIC or CFC so as to prevent double taxation of such amounts in the event the stock is sold prior to distribution. In other words, the income inclusion under section 951(a)(1)(A)(i) or 1293(a) is simply a substitute for a dividend or gain and is appropriately treated as Other Income that is Qualifying Income. Given the great weight of regulatory practice as well as the plain language of the Other Income provision, we believe that the proposed regulation would represent a change in current law (and that the IRS may lack authority to issue such regulation since it is inconsistent with the Other Income provision).

In light of the foregoing, the Company believes that the current disclosure is accurate as drafted.

15.	Comment: In the risk factor entitled “The CLO equity market………not grow over time” on page 25 of the Prospectus, please add “we will be unable to sustain” after “and” and before “our” in the third line, and replace “was” with “of” in the third line.

Response: The Company acknowledges the Staff’s comment and has revised the requested disclosure. See page 27 of the Prospectus.

16.	Comment: In the risk factor entitled “Provisions of Maryland General………….the price of our common stock” on page 40 of the Prospectus, please revise the disclosure to state explicitly that the Company will not amend its bylaws to repeal the current exemption from the Maryland Control Share Acquisition Act without a formal determination by the Board that doing so would be in the best interest of the stockholders and without the Company first notifying the Staff.

James E. O’Connor, Esq.

Kathy Churko

August 23, 2017

Response: The Company acknowledges the Staff’s comment and has added the requested disclosure. See page 41 of the Prospectus.

17.	Comment: On page 52 of the Prospectus, the Staff notes the illustrative chart showing the various tranches of a CLO vehicle. Please confirm whether the ratings shown for the Class D-F tranches are the typical ratings. If they are not the typical ratings, please provide the normal ratings for such tranches.

Response: The Company confirms to the Staff that the ratings shown in the illustrative chart on pages 7 and 54 of the Prospectus are the typical ratings for Class D-F tranches.

18.	Comment: In the Financial Highlights section on page 17 of the Prospectus, please also include the highlights for June 30, 2017.

Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company is a registered closed-end fund with a March 31 fiscal year end. Therefore, the quarterly schedule of portfolio holdings report on Form N-Q that the Company is required to file for the quarter ended June 30, 2017 will not contain the financial highlights information and the Company will not be able to add financial highlights information into the Prospectus for the quarter ended June 30, 2017. However, the Company has added to the “Summary – Recent Developments” section of the Prospectus certain financial information for the quarter ended June 30, 2017. See page 10 of the Prospectus.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, Harry Pangas at (202) 383-0805 or Vlad Bulkin at (202) 383-0815.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Jonathan H. Cohen / Oxford Lane Capital Corp.

Harry Pangas, Esq. / Eversheds Sutherland (US) LLP

Vlad Bulkin, Esq. / Eversheds Sutherland (US) LLP